Filed by First Niagara Financial Group, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                            Subject Company: First Niagara Financial Group, Inc.
                                                     Commission File No. 0-23975

                                                          Date: October 10, 2002

               [LOGO]
First Niagara Financial Group, Inc.


                  FIRST NIAGARA REPORTS CONTINUED DOUBLE DIGIT
                    EARNINGS GROWTH FOR 3rd QUARTER OF 2002

Lockport, N.Y. - October 10, 2002 - First Niagara Financial Group, Inc. (NASDAQ:
FNFG), today announced that net income for the quarter ended September 30, 2002 increased 38% to $7.9 million, or $0.31 per diluted share from $5.7 million, or $0.23 per diluted share for the same period of 2001. Effective January 1, 2002, the Company was required to adopt a new accounting standard, which no longer permits goodwill amortization. Adjusting prior period results to exclude the effects of goodwill amortization, similar to the 2002 third quarter, net income for the current quarter increased $1.0 million or 14% from the third quarter of 2001.

"What an exciting time for our Company," stated Chairman, President and CEO, William E. Swan. "We continue to demonstrate solid financial performance as evidenced by our double digit earnings growth, which is being driven by our net interest margin, as well as our commercial lending and financial services businesses. During the quarter, we took our first steps toward becoming a fully public Company, which included announcing our intention to conduct a second step conversion offering. Additionally, we announced that we reached a definitive agreement to acquire Finger Lakes Bancorp, Inc., which will give us a contiguous presence throughout western and central New York, as well as market share in three counties in which we currently do not operate."

Net interest income increased 15% to $23.1 million for the third quarter of 2002 from $20.1 million for the same period in 2001 as the Company continued to benefit from the lower interest rate environment and its ongoing focus on higher yielding commercial real-estate and business loans ("commercial loans"). As a result, the net interest rate spread improved 24 basis points to 3.27% for the quarter ended September 30, 2002 compared to 3.03% for the third quarter of 2001. Total loans outstanding at September 30, 2002 increased to $1.96 billion as compared to $1.87 billion at December 31, 2001, as commercial loan growth was partially offset by the Company's strategic decision to hold less fixed rate residential mortgages. Commercial loans increased $133.9 million, or 23% from the end of 2001, which exceeds the Company's goal of 20% growth for the full year. Even though the Company has seen a significant increase in commercial loans, its asset quality has remained strong, as non-performing loans have decreased from $11.5 million, or 0.61% of total loans at December 31, 2001 to $10.9 million or 0.56% of total loans at September 30, 2002.

Deposits increased 7% to $2.14 billion at September 30, 2002 from $1.99 billion at December 31, 2001. This increase primarily resulted from the opening of two new banking centers and the introduction of a money market savings account product, which caused savings account deposits to increase 41% or $183.6 million. For the quarter ended September 30, 2002, average noninterest-bearing deposits increased 31% to $121.3 million from $92.9 million for the same period in 2001, primarily due to an increase in commercial business and the introduction of a "totally free" checking account product. As a result of this and the increase in net interest rate spread discussed above, the net interest margin improved to 3.50% for the third quarter of 2002, from 3.28% for the same period in 2001.

For the quarter ended September 30, 2002, the Company had $12.0 million in noninterest income, an increase of 18% over the $10.2 million for the same period in 2001. This increase primarily resulted from the addition of new banking services, a strong refinance market, as well as the Company's continued emphasis on its mutual fund, annuity and insurance businesses. These increases were partially offset by a decrease in covered call option premium income, caused by the Company's decision to eliminate this program in 2002, and lower investment advisory and fiduciary services income, due to weak equity markets.

Noninterest expense for the three months ended September 30, 2002 was $21.2 million as compared to $20.0 million for the comparable period of 2001. Adjusting the third quarter of 2001 amounts for the change in accounting for goodwill, noninterest expense for the current 2002 quarter increased $2.5 million, primarily due to increases in salaries and benefits and technology and communications expenses. These increases were mainly a result of internal growth and the upgrading of systems that took place in the fourth quarter of 2001 to prepare for future planned expansion. Even with these increases in noninterest expense, the Company's efficiency ratio decreased to 60.1% for the quarter ended September 30, 2002 from 62.3% for the same quarter in 2001, adjusted for the new accounting for goodwill. This improvement in the efficiency ratio can be attributed to the Company's Adding Value Always ("AVA") initiative, which has helped revenue to increase faster than noninterest expense.

Outlook

"Based upon the results of our first three quarters, which includes a $1.8 million tax charge, as well as the anticipated gain from the sale of our Lacona Banking Center, we are comfortable with the current analysts' consensus estimate of $1.21 per diluted common share for 2002," stated Mr. Swan. "We anticipate that our net interest rate spread and margin should remain at or near current levels and expect our commercial loan growth will continue for the remainder of 2002. Additionally, we are projecting noninterest expense will increase slightly in the next quarter, as the Company continues to grow and as a result of our bank consolidation and "First Niagara" branding campaign."

Based in Lockport, N.Y., First Niagara Financial Group, Inc. is a $2.9 billion financial services company with a presence in the western and central regions of New York State through 39 banking centers, 75 ATMs, two loan production offices and offers telephone and electronic banking. On July 22, 2002, the Company announced its intentions to conduct a second step conversion offering and acquire Finger Lakes Bancorp, Inc. The offering and acquisition are expected to close in January 2003. First Niagara's range of products includes personal and business checking, savings, business loan and mortgage products, cash management services, investment alternatives, lease financing and trust services. The Company offers an expanded product line, which includes commercial and personal insurance, third party employee benefits administration and investment advisory services.

Forward Looking Statements - This press release contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. including, without limitations, statements relating to the earnings outlook of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, include among others, the following possibilities:
(1) changes in the interest rate environment; (2) competitive pressure among financial service companies; (3) with respect to the sale of the Lacona Banking Center, the inability to receive regulatory approval or receive such approval in a timely manner; (4) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (5) changes in legislation or regulatory requirements; (6) difficulties in continuing to improve operating efficiencies; and (7) increased risk associated with an increase in commercial real-estate and business loans.

Registration statements relating to the common stock of First Niagara Financial Group, Inc. have been filed with the Securities and Exchange Commission, but have not yet become effective. This release is neither an offer to sell nor a solicitation of an offer to buy the common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Stockholders are urged to read the registration statements and prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the registration statements and prospectus, as well as other filings containing information about the transactions, at the SEC's Internet site (http://www.sec.gov). Copies of the prospectus and the SEC filings that will be incorporated by reference in the prospectus can be obtained, without charge, by directing a request to First Niagara Financial Group, Inc., Investor Relations, Christopher J. Thome, P.O. Box 514, Lockport, NY 14095-0514.
(716) 625-7645.

Officer Contacts

William E. Swan.......................     Chairman, President and CEO
Paul J. Kolkmeyer.....................     Executive Vice President, COO and CFO
Christopher J. Thome..................     Reporting and Investor Relations Manager
                                             (716) 625-7645
                                             chris.thome@firstniagarabank.com
Leslie G. Garrity.....................     Public Relations and Corporate Communications Manager
                                             (716) 625-7528
                                             leslie.garrity@firstniagarabank.com

Corporate Information

First Niagara Financial Group, Inc.        Transfer Agent and Registrar
6950 South Transit Road                    Mellon Investor Services, LLC
Post Office Box 514                        P.O. Box 3315
Lockport, New York 14095-0514              South Hackensack, NJ 07606
Telephone (800) 201-6621                   Telephone (877) 785-9670
www.firstniagarafinancial.com              www.melloninvestor.com

First Niagara Financial Group, Inc.
Summary of Quarterly Financial Data

                                                                2002                                           2001
                                      ------------------------------------------------------  --------------------------------------
                                          As of          Third         Second       First        As of        Fourth        Third
                                      September 30,     Quarter       Quarter      Quarter    December 31,    Quarter      Quarter
                                      -------------   -----------   -----------  -----------  ------------  -----------  -----------
------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                         $    2,882,867     2,882,867     2,872,223    2,854,763     2,857,946    2,857,946    2,749,182
Total interest-earning assets        $    2,617,973     2,617,973     2,614,950    2,603,948     2,596,371    2,596,371    2,434,517
Fed funds and other short-term
  investments                        $      216,543       216,543       125,177      147,801        22,231       22,231       13,981
Securities, at amortized cost        $      431,741       431,741       550,720      553,310       689,293      689,293      530,347
Loans:
   Real estate loans:
     One-to four-family              $      926,162       926,162       944,268      962,433       980,638      980,638    1,017,555
     Home equity                     $      134,641       134,641       130,642      121,212       114,443      114,443      110,201
     Multi-family                    $      153,786       153,786       145,650      142,955       133,439      133,439      128,513
     Commercial real-estate          $      302,197       302,197       291,778      264,397       259,457      259,457      251,120
     Construction                    $       94,046        94,046        82,133       77,204        64,502       64,502       56,701
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------
       Total real estate loans       $    1,610,832     1,610,832     1,594,471    1,568,201     1,552,479    1,552,479    1,564,090
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------

   Commercial business loans         $      174,867       174,867       154,778      143,121       135,621      135,621      124,398
   Consumer loans                    $      172,104       172,104       178,725      181,182       182,126      182,126      186,163
   Net deferred costs and discounts  $        2,355         2,355         2,365        1,786         1,642        1,642        1,629
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------
       Total loans                   $    1,960,158     1,960,158     1,930,339    1,894,290     1,871,868    1,871,868    1,876,280
Goodwill and other intangibles       $       80,717        80,717        80,776       81,016        81,010       81,010       82,555

Total interest-bearing liabilities   $    2,425,613     2,425,613     2,431,133    2,436,611     2,439,975    2,439,975    2,330,299

Deposits:
   Interest-bearing deposits:
     Savings accounts                $      634,312       634,312       623,412      551,002       450,762      450,762      416,215
     Interest-bearing checking       $      484,778       484,778       512,719      528,416       549,306      549,306      556,133
     Certificates of deposits        $      880,130       880,130       871,759      930,545       863,717      863,717      906,571
     Mortgagors' payments held in
       escrow                        $       12,698        12,698        16,387       10,523        17,150       17,150       15,400
   Noninterest-bearing deposits      $      127,614       127,614       123,997      111,804       109,895      109,895       98,775
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------
     Total deposits                  $    2,139,532     2,139,532     2,148,274    2,132,290     1,990,830    1,990,830    1,993,094

Short-term borrowings                $       73,426        73,426        72,633       72,251       212,992      212,992       86,802
Long-term borrowings                 $      340,269       340,269       334,223      343,874       346,048      346,048      349,178
Stockholders' equity                 $      279,173       279,173       272,303      264,202       260,617      260,617      258,958
Tangible equity (1)                  $      198,456       198,456       191,527      183,186       179,607      179,607      176,403
Fair value adjustment included in
   stockholders' equity              $        3,675         3,675         3,197          454         2,561        2,561        4,435
Common shares outstanding                    24,988        24,988        24,925       24,856        24,802       24,802       24,787
Total loans serviced for others      $      258,997       258,997       255,818      249,469       252,267      252,267      239,978

                                                                2002                                           2001
                                      ------------------------------------------------------  --------------------------------------
                                      Year-to-Date       Third        Second        First     Year-to-Date    Fourth        Third
                                      September 30,     Quarter       Quarter      Quarter    December 31,    Quarter      Quarter
                                      -------------   -----------   -----------  -----------  ------------  -----------  -----------
------------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES (2)
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                         $    2,846,142     2,894,726     2,869,204    2,773,161     2,679,331    2,717,984    2,715,856
Total interest-earning assets        $    2,603,302     2,649,846     2,617,506    2,516,202     2,429,167    2,468,392    2,460,606
Fed funds and other short-term
  investments                        $      135,330       208,145       121,566       74,813        39,533       41,753       50,335
Securities, at amortized cost        $      524,619       456,455       573,919      544,451       519,278      540,023      530,910
Loans  (3)                           $    1,917,110     1,954,118     1,911,144    1,885,312     1,854,117    1,873,337    1,864,773
Goodwill and other intangibles       $       80,943        80,784        80,932       81,116        83,621       81,984       83,235
Interest-bearing liabilities:
   Savings accounts                  $      575,504       634,107       592,461      498,453       417,256      427,122      415,986
   Interest-bearing checking         $      519,629       501,684       519,283      538,325       545,118      548,510      550,593
   Certificates of deposits          $      885,617       877,185       900,201      879,491       877,428      888,960      889,081
   Mortgagors' payments held in
     escrow                          $       18,270        22,660        16,733       15,135        19,198       18,017       25,118
   Other borrowed funds              $      415,710       411,520       411,557      424,190       425,543      427,943      431,767
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------
     Total interest-bearing
       liabilities                   $    2,414,730     2,447,156     2,440,235    2,355,594     2,284,543    2,310,552    2,312,545

Interest-bearing deposits            $    1,999,020     2,035,636     2,028,678    1,931,404     1,859,000    1,882,609    1,880,778
Noninterest-bearing deposits         $      112,156       121,324       111,738      103,410        90,023       99,527       92,875
                                       ------------   -----------   -----------  -----------   -----------  -----------  -----------
   Total deposits                    $    2,111,176     2,156,960     2,140,416    2,034,814     1,949,023    1,982,136    1,973,653

Stockholders' equity                 $      271,651       278,073       270,796      265,949       255,637      263,350      257,919
Tangible equity (1)                  $      190,708       197,289       189,864      184,833       172,016      181,366      174,684
Common shares outstanding:
   Basic                                     24,886        24,951        24,886       24,820        24,728       24,787       24,763
   Diluted                                   25,424        25,545        25,425       25,246        25,010       25,165       25,188

First Niagara Financial Group, Inc.
Summary of Quarterly Financial Data (Cont'd)

                                                                       2002                                        2001
                                                -----------------------------------------------   ----------------------------------
                                                 Year-to-Date    Third       Second     First     Year-to-Date     Fourth     Third
                                                September 30,   Quarter     Quarter    Quarter    December 31,    Quarter    Quarter
                                                -------------  ---------   ---------  ---------   ------------   ---------   -------
------------------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATIONS DATA
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                $     126,983      41,914      42,536     42,533        178,368      43,774    44,880
Interest expense                               $      59,004      18,857      19,828     20,319         99,352      22,686    24,787
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
Net interest income                            $      67,979      23,057      22,708     22,214         79,016      21,088    20,093
Provision for credit losses                    $       4,989       1,729       1,730      1,530          4,160       1,150     1,110
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
Net interest income after provision for
  credit losses                                $      62,990      21,328      20,978     20,684         74,856      19,938    18,983

Noninterest income:
   Bank service charges and fees               $      10,478       3,662       3,477      3,339         10,222       3,187     2,388
   Lending and leasing income                  $       3,752       1,521       1,192      1,039          4,310       1,205     1,064
   Insurance services and fees                 $      15,697       5,070       5,553      5,074         18,456       4,549     4,420
   Bank-owned life insurance earnings          $       2,017         680         683        654          2,507         679       647
   Annuity and mutual fund commissions         $       1,925         679         773        473          1,750         470       427
   Investment advisory and fiduciary services  $         880         244         309        327          1,456         317       383
   (Loss) gain from investment securities
     available for sale                        $        (243)       (311)         82        (14)           (83)         27       100
   Other                                       $       1,249         435         496        318          3,454         678       742
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
     Total noninterest income                  $      35,755      11,980      12,565     11,210         42,072      11,112    10,171

Noninterest expense:
   Salaries and benefits                       $      37,336      12,931      12,057     12,348         45,989      11,934    11,236
   Occupancy and equipment                     $       5,958       1,969       1,955      2,034          7,664       1,862     1,830
   Technology and communications               $       6,614       2,219       2,345      2,050          7,642       2,112     1,775
   Marketing and advertising                   $       1,847         686         621        540          2,126         541       371
   Amortization of goodwill and other
     intangibles (4)                           $         649         227         211        211          5,711       1,435     1,440
   Other                                       $       9,653       3,214       3,176      3,263         13,873       3,930     3,321
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
     Total noninterest expense                 $      62,057      21,246      20,365     20,446         83,005      21,814    19,973

Income before income taxes                     $      36,688      12,062      13,178     11,448         33,923       9,236     9,181
Income taxes                                   $      12,511       4,126       4,387      3,998         12,703       3,440     3,432
New York State bad debt tax expense
  recapture (5)                                $       1,784          --       1,784         --             --          --        --
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
Net income                                     $      22,393       7,936       7,007      7,450         21,220       5,796     5,749
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
Add back: Goodwill amortization (4)            $          --          --          --         --          4,742       1,187     1,187
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------
Adjusted net income                            $      22,393       7,936       7,007      7,450         25,962       6,983     6,936
                                                 -----------   ---------   ---------  ---------   ------------   ---------   -------

------------------------------------------------------------------------------------------------------------------------------------
STOCK AND RELATED PER SHARE DATA
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Net income per share:
   Basic                                       $        0.90        0.32        0.28       0.30           0.86        0.23      0.23
   Diluted                                     $        0.88        0.31        0.28       0.30           0.85        0.23      0.23
Adjusted net income per share (4):
   Basic                                       $        0.90        0.32        0.28       0.30           1.05        0.28      0.28
   Diluted                                     $        0.88        0.31        0.28       0.30           1.04        0.28      0.28
Cash dividends                                 $        0.32        0.11        0.11       0.10           0.36        0.10      0.09
Dividend payout ratio                                 35.56%      34.38%      39.29%     33.33%         41.86%      43.48%    39.13%
Dividend yield (Annualized) (6)                        1.35%       1.38%       1.59%      2.33%          2.14%       2.36%     2.25%
Book value                                     $       11.17       11.17       10.92      10.63          10.51       10.51     10.45
Tangible book value (1)                        $        7.94        7.94        7.68       7.37           7.24        7.24      7.12
Market price (NASDAQ: FNFG):
   High                                        $       32.10       32.10       29.99      19.45          17.90       17.45     17.90
   Low                                         $       15.70       26.66       17.00      15.70          10.75       15.20     12.76
   Close                                       $       31.59       31.59       27.76      17.44          16.83       16.83     15.87

------------------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS (2)
(Annualized)
------------------------------------------------------------------------------------------------------------------------------------
Net income:
  Return on average assets                             1.05%       1.09%       0.98%      1.09%          0.79%       0.85%     0.84%
  Return on average equity                            11.02%      11.32%      10.38%     11.36%          8.30%       8.73%     8.84%
  Return on average tangible equity (1)               15.70%      15.96%      14.80%     16.35%         12.34%      12.68%    13.06%
Adjusted net income (4):
  Return on average assets                             1.05%       1.09%       0.98%      1.09%          0.97%       1.02%     1.01%
  Return on average equity                            11.02%      11.32%      10.38%     11.36%         10.16%      10.52%    10.67%
  Return on average tangible equity (1)               15.70%      15.96%      14.80%     16.35%         15.09%      15.28%    15.75%
Yield on interest-earning assets                       6.54%       6.33%       6.51%      6.80%          7.34%       7.07%     7.28%
Rate on interest-bearing liabilities                   3.27%       3.06%       3.26%      3.50%          4.35%       3.90%     4.25%
                                                 ----------    --------    --------   --------    -----------    --------    ------
Net interest rate spread                               3.27%       3.27%       3.25%      3.30%          2.99%       3.17%     3.03%

Net interest margin as a percentage of
   interest-earning assets                             3.50%       3.50%       3.47%      3.52%          3.25%       3.42%     3.28%

As a percentage of average assets:
   Noninterest income (7)                              1.69%       1.68%       1.75%      1.64%          1.57%       1.62%     1.47%
   Noninterest expense (4)                             2.92%       2.91%       2.85%      2.99%          2.92%       3.01%     2.74%
                                                 ----------    --------    --------   --------    -----------    --------    ------
   Net overhead                                        1.23%       1.23%       1.10%      1.35%          1.35%       1.39%     1.27%
Efficiency ratio (4) (7)                              59.68%      60.11%      57.87%     61.15%         64.59%      64.11%    62.28%

First Niagara Financial Group, Inc.
Summary of Quarterly Financial Data (Cont'd)

                                                                      2002                                        2001
                                               ------------------------------------------------   ----------------------------------
                                                   As of        Third       Second      First        As of        Fourth      Third
                                               September 30,   Quarter     Quarter     Quarter    December 31,   Quarter     Quarter
                                               -------------  ---------   ---------   ---------   ------------   --------   --------
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL RATIOS

------------------------------------------------------------------------------------------------------------------------------------
Tier 1 capital                                        10.69%     10.69%      10.18%      10.02%         10.27%     10.27%      9.96%
Total capital                                         11.81%     11.81%      11.25%      11.06%         11.36%     11.36%     11.05%
Leverage capital                                       6.90%      6.90%       6.73%       6.76%          6.71%      6.71%      6.47%
Equity to assets                                       9.68%      9.68%       9.48%       9.25%          9.12%      9.12%      9.42%
Tangible equity to tangible assets (1)                 7.08%      7.08%       6.86%       6.60%          6.47%      6.47%      6.62%

------------------------------------------------------------------------------------------------------------------------------------
ASSET QUALITY DATA
(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans:
   One-to four-family                        $         4,656      4,656       4,252       5,040          4,833      4,833      4,605
   Home equity                               $           396        396         488         504            491        491        488
   Commercial real-estate and multi-family   $         2,187      2,187       2,240       2,365          2,402      2,402      2,208
   Consumer                                  $           690        690         619         746            510        510        385
   Commercial business                       $         2,992      2,992       4,134       4,062          3,244      3,244        840
                                               -------------  ---------   ---------   ---------   ------------   --------   --------
     Total non-performing loans              $        10,921     10,921      11,733      12,717         11,480     11,480      8,526

Other non-performing assets                  $           151        151         310         676            665        665        693
                                               -------------  ---------   ---------   ---------   ------------   --------   --------
Total non-performing assets                  $        11,072     11,072      12,043      13,393         12,145     12,145      9,219

Allowance for credit losses                  $        20,299     20,299      19,694      18,983         18,727     18,727     18,651
Net loan charge-offs                         $         3,416      1,123       1,019       1,274          3,179      1,074      1,032
Provision for credit losses as a
   percentage of net loan charge-offs                146.05%    153.96%     169.77%     120.09%        130.86%    107.08%    107.56%
Total non-performing assets as a
   percentage of total assets                          0.38%      0.38%       0.42%       0.47%          0.42%      0.42%      0.34%
Total non-performing loans to total loans              0.56%      0.56%       0.61%       0.67%          0.61%      0.61%      0.45%
Net charge-offs to average loans
  (Annualized)                                         0.24%      0.23%       0.21%       0.27%          0.17%      0.23%      0.22%
Allowance for credit losses to total loans             1.04%      1.04%       1.02%       1.00%          1.00%      1.00%      0.99%
Allowance for credit losses
   to non-performing loans                           185.87%    185.87%     167.85%     149.27%        163.13%    163.13%    218.75%
------------------------------------------------------------------------------------------------------------------------------------
Personnel FTE                                            937        937         941         932            919        919        911
Number of banking centers                                 39         39          38          38             37         37         37

----------

(1)   Excludes goodwill and other intangibles.
(2)   Averages presented are daily averages.
(3)   Net of deferred costs and unearned discounts.
(4) With the adoption of SFAS No. 142 "Goodwill and Other Intangibles" on January 1, 2002, the Company is no longer required to amortize goodwill. Accordingly, for the prior periods presented, goodwill amortization has been excluded from adjusted amounts for consistency purposes. The remaining amortization relates to identifiable intangible assets (ie. customer lists).
(5) First Niagara Bank, a wholly owned subsidiary of the Company, is subject to special provisions in the New York State tax law that allows it to deduct on its tax return bad debt expenses in excess of those actually incurred based on a specified formula ("excess reserve"). The Company is required to repay this excess reserve if it does not maintain a certain percentage of qualified assets (primarily residential mortgages and mortgage-backed securities) to total assets, as prescribed by the tax law. For accounting purposes, the Company is required to record a tax liability for the recapture of this excess reserve when it can no longer assert that the test will continue to be passed for the "foreseeable future." As a result of the decision to combine its three banks, the Company can no longer make this assertion and accordingly, recorded a $1.8 million tax liability in the second quarter of 2002. It is anticipated that this tax liability will be repaid over the next 10 - 15 years.
(6)   Computed based upon the period end closing stock price.
(7)   Excludes net gain/loss on sale of securities available for sale.